Exhibit 99.1

Nebius Group announces proposed private offering of $3.75 billion of convertible senior notes

Amsterdam, March 17, 2026 — Nebius Group N.V. (“Nebius Group” or the “Company”; NASDAQ: NBIS), a leading AI infrastructure company, today announced its intention to offer, subject to market and other conditions, $3.75 billion aggregate original principal amount of convertible senior notes, in two series: $2.0 billion aggregate original principal amount of convertible notes due 2031 (the “2031 Notes”) and $1.75 billion aggregate original principal amount of convertible notes due 2033 (the “2033 Notes”, and together with the 2031 Notes, the “Notes”), in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). Nebius Group also expects to grant the initial purchaser of the Notes an over-allotment option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $300 million aggregate original principal amount of 2031 Notes and up to an additional $262.5 million aggregate original principal amount of 2033 Notes.

The Company intends to use the net proceeds from the offering of the Notes to finance the continuing growth of its business, including expenditures related to the construction and build-out of its data centers, investments to develop its full-stack AI cloud, the expansion of its data center footprint and the procurement of key components (including GPUs), and for general corporate purposes.

The Notes will be issued pursuant to respective indentures (the “Indentures”) between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”). The Notes will be senior, unsecured obligations of the Company and will bear interest on the original principal amount thereof, payable semi-annually in arrears. Noteholders will have the right to convert their Notes in certain circumstances and during specified periods. The Company will settle conversions by paying or delivering, as applicable, cash or the Company’s Class A ordinary shares, par value €0.01 (“Class A shares”) or a combination of cash and Class A shares, at the Company’s election (subject to certain conditions related to Dutch tax laws).

The 2031 Notes and the 2033 Notes will mature, and the original principal amount of such Notes plus an amount accreted thereon (together, the “Accreted Principal Amount” in respect of the relevant series of Notes) will be payable, on March 15, 2031 and March 15, 2033, respectively, unless the relevant Notes have been earlier repurchased, redeemed or converted in accordance with their terms. The Accreted Principal Amount for the relevant series of Notes will be calculated in accordance with an accretion schedule to be included in the respective Indenture such that, in each case, it reaches 120% of the original principal amount of the respective series of Notes on the respective maturity date. For the avoidance of doubt, for the purposes of the exercise of any conversion rights in respect of the Notes, the conversion rate and conversion price will be based on the original principal amount of the Notes and not the Accreted Principal Amount.

We may not redeem the Notes prior to March 20, 2029, in the case of the 2031 Notes, and March 20, 2030, in the case of the 2033 Notes, except in the event of certain tax law changes. The Notes will be redeemable, in whole or in part (subject to certain limitations), for cash on or after March 20, 2029, in the case of the 2031 Notes, and March 20, 2030, in the case of the 2033 Notes, on or before the 30th scheduled trading day immediately before the relevant maturity date, but only if the last reported sale price per Class A share is equal to or exceeds 130% of the product of the conversion price for the relevant series of Notes and the then applicable accretion ratio for such series of Notes for a specified period of time. The redemption price for the relevant series of Notes will be equal to the Accreted Principal Amount as of the redemption date of the Notes being redeemed, plus accrued and unpaid interest, if any, on the original principal amount thereof to, but excluding, the redemption date. Following delivery of a redemption notice by the Company in respect of a series of the Notes, holders of the Notes of such series will have the right, at their option, to convert their Notes prior to the close of business on the second business day immediately preceding the redemption date, at the conversion rate applicable at the time. No make-whole adjustments to the conversion rate will be made in connection with any optional redemption or tax redemption.

If certain corporate events that constitute a “fundamental change” occur, then, subject to a limited exception, noteholders may require the Company to repurchase their Notes for cash. The repurchase price will be equal to the Accreted Principal Amount of the relevant series of Notes to be repurchased as of the fundamental change repurchase date, plus accrued and unpaid interest, if any, on the original principal amount thereof to, but excluding, such repurchase date.

The interest rate, initial conversion rate and other terms for each series of Notes will be determined at the pricing of the offering.

The offer and sale of the Notes and any Class A shares deliverable upon conversion of the Notes have not been, and will not be, registered under the Securities Act or any other securities laws, and the Notes and any such Class A shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.

This press release does not and shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any offer, solicitation or sale of such securities in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

This press release contains information about the proposed offering of the Notes, and there can be no assurance that the offering of the Notes will be completed.

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents, and services worldwide.

Nebius is listed on Nasdaq (NASDAQ: NBIS) and headquartered in Amsterdam.

Contacts

Investor relations: askIR@nebius.com

Disclaimer

Forward-looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our ability to successfully complete the offering described herein, our future financial and business performance, strategy, expected growth, planned investments and capital expenditures, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate, ” “believe, ” “continue, ” “estimate, ” “expect, ” “guide, ” “intend, ” “likely, ” “may, ” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: market, macroeconomic and geopolitical conditions; our ability to build, operate and manage our businesses to the desired scale; competitive pressures; technological developments; our ability to secure and retain clients; our ability to secure additional capital to enable the growth of the business; unpredictable sales cycles; and potential pricing pressures; as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2025.

All information in this press release is as of March 17, 2026 (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

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